UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment Regarding Decision on Spin-off

The information regarding the decision by the Board of Directors of SK Telecom Co., Ltd. (the “Company”) to approve a proposed spin-off plan set forth in the Form 6-K furnished by the Company on June 10, 2021, as amended by the Form 6-K/A furnished by the Company on June 11, 2021 and the Form 6-K/A furnished by the Company on June 28, 2021 (the “Original Form 6-K”), is hereby amended further as follows, where in each case underlines were added for emphasis on the changes made.

Article 16, Paragraph (10) of the Original Form 6-K, which stated:

“(10)	Matters relating to treatment of ADSs

The Company’s American depositary shares representing shares of the Company’s common stock (the “Company ADSs”), which were issued by Citibank N.A., as the depositary for the American depositary receipts program of the Company (the “Depositary”), are listed on the New York Stock Exchange and the London Stock Exchange. Following the Spin-off, the Surviving Company’s underlying common stock with respect to such Company ADSs will be subject to a modified listing on the KRX KOSPI Market of the Korea Exchange. No American depositary shares of the Spin-off Company’s common stock will be issued with respect to the newly issued shares of the Spin-off Company’s common stock received by the Depositary in the Spin-off (such shares, the “ADS Spin-off Shares”). The Depositary is currently reviewing alternatives including selling the Spin-off Company’s common stock that the Depositary receives in the Spin-off and distributing the net proceeds of such sale to holders of the Company ADSs. Further instructions will be given through public disclosure and announcements once the applicable method(s) of distribution is determined.”

is amended and restated as follows:

“(10)	Matters relating to treatment of ADSs

The Company’s American depositary shares representing shares of the Company’s common stock (the “Company ADSs”), which were issued by Citibank N.A., as the depositary for the American depositary receipts program of the Company (the “Depositary”), are listed on the New York Stock Exchange and the London Stock Exchange. Following the Spin-off, the Surviving Company’s underlying common stock with respect to such Company ADSs will be subject to a modified listing on the KRX KOSPI Market of the Korea Exchange. No American depositary shares of the Spin-off Company’s common stock will be issued with respect to the newly issued shares of the Spin-off Company’s common stock received by the Depositary in the Spin-off (such shares, the “ADS Spin-off Shares”). The Depositary expects to distribute the ADS Spin-off Shares to electing holders of Company ADSs subject to applicable law, or otherwise sell the ADS Spin-off Shares and distribute the net proceeds of such sale to holders of the Company ADSs.”

Article 4, Paragraph (4), Subparagraph (vii) of Exhibit 99.1 to the Original Form 6-K, which stated:

“(vii)

The Company’s American depositary shares representing shares of the Company’s common stock (the “Company ADSs”), which were issued by Citibank N.A., as the depositary for the American depositary receipts program of the Company (the “Depositary”), are listed on the New York Stock Exchange and the London Stock Exchange. Following the Spin-off, the Surviving Company’s underlying common stock with respect to such Company ADSs will be subject to a modified listing on the KRX KOSPI Market of the Korea Exchange. No American depositary shares of the Spin-off Company’s common stock will be issued with respect to the newly issued shares of the Spin-off Company’s common stock received by the Depositary in the Spin-off (such shares, the “ADS Spin-off Shares”). The Depositary is currently reviewing alternatives including selling the Spin-off Company’s common stock that the Depositary receives in the Spin-off and distributing the net proceeds of such sale to holders of the Company ADSs. Further instructions will be given through public disclosure and announcements once the applicable method(s) of distribution is determined.”

is amended and restated as follows:

“(vii)

The Company’s American depositary shares representing shares of the Company’s common stock (the “Company ADSs”), which were issued by Citibank N.A., as the depositary for the American depositary receipts program of the Company (the “Depositary”), are listed on the New York Stock Exchange and the London Stock Exchange. Following the Spin-off, the Surviving Company’s underlying common stock with respect to such Company ADSs will be subject to a modified listing on the KRX KOSPI Market of the Korea Exchange. No American depositary shares of the Spin-off Company’s common stock will be issued with respect to the newly issued shares of the Spin-off Company’s common stock received by the Depositary in the Spin-off (such shares, the “ADS Spin-off Shares”). The Depositary expects to distribute the ADS Spin-off Shares to electing holders of Company ADSs subject to applicable law, or otherwise sell the ADS Spin-off Shares and distribute the net proceeds of such sale to holders of the Company ADSs.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh

(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: July 16, 2021